SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) <u>August 1, 2003</u>

DEVELOPERS DIVERSIFIED REALTY CORPORATION

(Exact name of registrant as specified in its charter)

Ohio	1-11690	34-1723097
(State or other Jurisdiction or incorporation)	(Commission File Number)	(IRS Employer Identification Number)

<u>3300 Enterprise Parkway, Beachwood, Ohio 44122</u>

Registrant's telephone number, including area code <u>(216) 755-5500</u>

<u>N/A</u>
(Former name of former address, if changed since last report)

Item 12. Results of Operations and Financial Condition

On August 1, 2003, the Company hosted a Conference Call concerning financial results of the Company (the "Conference Call ") for the three and six months ended June 30, 2003. During the Conference Call a reference was made to the non-GAAP financial measure Same Store Net Operating Income for the six months ended June 30, 2003. A copy of the relevant section of the transcript of the Conference Call and the reconciliation on non-GAAP measures disclosed is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**DEVELOPERS DIVERSIFIED
REALTY CORPORATION**

August 4, 2003

Date

/s/   William H. Schafer

William H. Schafer
Senior Vice President and Chief Financial
Officer